# Attachment D – Risk Factors

# Risk Factors Generally

POTENTIAL INVESTORS SHOULD BE AWARE THAT AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF THE ENTIRE INVESTMENT. INVESTORS SHOULD CAREFULLY READ AND CONSIDER THE FOLLOWING RISK FACTORS AND ALL MATTERS SPECIFIED IN THESE OFFERING DOCUMENTS IN DETERMINING WHETHER OR NOT TO INVEST IN THE COMPANY AS SPECIFIED HEREIN. THE FOLLOWING FACTORS ARE NOT AN ALL-INCLUSIVE LIST OF POSSIBLE RISKS INHERENT IN THE OFFERING. OTHER FACTORS NOT IDENTIFIED HERE COULD ALSO LEAD TO A LOSS OF THE INVESTMENT.

## *Risks Related to an Investment in the Company*

### Certain Factors May Affect Future Success

The Company's continued future success will depend on many factors, including factors beyond the Company's control and/or cannot be predicted at this time. These risk factors include but are not limited to changes in or increased levels of competition, including the entry of additional competitors and/or increased success by existing competitors; changes in general economic conditions; increases in labor and/or operating costs; the Company's ability to generate sufficient demand, expand its customer base and retain key customers; and reduced margins caused by competitive pressures, rising food costs and/or increased operating costs. These conditions may have a material adverse effect upon the Company's business, operating results, and financial condition.

### Dependence of Key Personnel

Much of the Company's success depends on its key personnel's skills, experience, and performance. The Company does not have a plan detailing how to replace any of these persons in case of death or disability. The Company's success also depends on the Company's ability to recruit, train, and retain qualified personnel. If the Company loses the services of any of the key members of senior management, other key personnel, or if the Company is unable to recruit, train, and retain senior management or key personnel, the Company's business, operating results, and financial condition may be adversely affected.

### Control of the Company

April Spears currently solely operate and control the Company and such management and control will remain with her. Investors must rely upon her judgment and skills.

## No Guarantee of Return

An Investor may not realize a substantial return on investment or any return at all. In addition, an Investor may lose some or all of the investment. For these reasons, each Prospective Investor should carefully read this offering statement and all attachments and consult with an attorney, accountant, and/or business advisor before making any investment decision.

## Tax Risks

The Company, the officers, directors, counsel to the Company, or any other professional advisors thereto make no representation or warranty of any kind with respect to any tax consequences of investment in the Company. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

## Revisions to Use of Proceeds

The management may revise the Company's use of proceeds from this offering. The Company shall notify Prospective Investors in writing of any material changes to the use of such proceeds. Prospective Investors must reconfirm their investment commitment if they wish to invest after receiving notice of such material changes. If management fails to apply such funds effectively, the Company may suffer a material adverse effect on its business, prospects, financial condition, and results of operations.

## Risks Related to the Food Service Industry

Food service businesses depend on consumer discretionary spending and are often affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends. Factors such as traffic patterns, weather, fuel prices, local demographics and the type, number and locations of competing restaurants may adversely affect the Company's performance. In addition, economic downturns, inflation or increased food or energy costs could harm the restaurant industry in general and our restaurant in particular. Adverse changes in any of these factors could reduce consumer traffic or impose practical limits on pricing that could harm our business, financial condition, results of operations and cash flow. Consumer preferences are subject to trends. The Company sells soul food in its restaurant in Bayview/Hunters Point and will sell burgers, fries, and shakes at the Airport. Consumers may not continue to regard such foods favorably or we may not be able to develop new menu items that appeal to consumer preferences. Our business, financial condition and results of operations depend in part on our ability to anticipate, identify and respond to changing consumer preferences and economic conditions. In addition, the restaurant industry is currently under heightened legal and legislative scrutiny related to menu labeling and resulting from the perception that the practices of restaurant companies have contributed to nutritional, caloric intake, obesity or other health concerns of their guests. If we are unable to adapt to changes in consumer preferences and trends, we may lose customers and our revenues may decline.

## Changes in Food and Supplies Cost

Our profitability depends in part on our ability to anticipate and react to changes in food and supplies costs. We are susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, seasonal economic fluctuations, weather conditions, global demand, food safety concerns, infectious diseases, fluctuations in the U.S. dollar, product recalls and government regulations. The costs of many basic foods for humans and animals, including wheat and cooking oil, have increased markedly in recent years, resulting in upward pricing pressures on almost all of our raw ingredients, including chicken, our best-selling item. Food prices have escalated during the last two fiscal years and we expect there will be additional pricing pressures on some of those ingredients in the coming fiscal year. As a result of such pricing pressures, we are expecting significant increases in the costs of certain ingredients for items on our menu. Weather related issues, such as freezes or drought, may also lead to temporary spikes in the prices of some ingredients such as produce or meats. Any increase in the prices of the ingredients most critical to our menu would adversely affect our operating results. Alternatively, in the event of cost increases with respect to one or more of our raw ingredients, we may choose to temporarily suspend serving menu items rather than paying the increased cost for the ingredients. Any such changes to our available menu may negatively impact our restaurant traffic, business and comparable restaurant sales during the shortage and thereafter. We have implemented menu price increases in the past to significantly offset the higher prices of food and supply costs. We may not be able to offset all or any portion of increased food and supply costs through higher menu prices in the future.

## Competition with Other Restaurants

We may not be able to compete successfully with other local restaurants. The food service industry is intensely competitive. Like many other restaurants in the Bayview neighborhood, we serve Southern-inspired food. We also compete with local restaurants serving other types of foods. In addition to our competitors in Bayview/Hunters Point, the Joint Venture faces competition from other restaurant concessions at the Airport. Competition in our industry is primarily based on price, convenience, quality of service, brand recognition, restaurant location and type and quality of food. If our restaurant cannot compete successfully with other local restaurants, we could lose customers and our revenues could decline. We compete with other local restaurants for customers, staff, and qualified management. Our competitors may have substantially greater financial and other resources, may have been in business longer, may have greater brand recognition or may be better established than we are. Any of these competitive factors may materially adversely affect our business, financial condition or results of operations.

## Possible Economic Downturn

The restaurant industry is dependent upon consumer discretionary spending. The recession from late 2007 to mid-2009 reduced consumer confidence to historic lows, impacting the public's ability and desire to spend discretionary dollars as a result of job losses, home foreclosures, significantly reduced home values, investment losses, bankruptcies and reduced access to credit, resulting in lower levels of customer traffic and lower average check sizes in our restaurants. If the economy experiences another significant decline, our business, results of operations could be materially adversely affected. Deterioration in customer traffic or a reduction in average check size would negatively impact our revenues and profitability.

## Uncertainties of the Aviation Industry[1]

The success of the Company's concession business depends on passenger demand at the Airport. Passenger demand depends on factors such as the population and economy of the Airport service region; national economic conditions; political conditions, including wars, other hostilities and acts of terrorism; airfares and competition from surrounding airports; airline service and route networks; the capacity of the national air transportation system and the Airport; accidents involving commercial passenger aircraft; visa requirements and other limitations on the ability of foreign citizens to enter the United States; and the occurrence of pandemics and other natural and man-made disasters.

The airline industry is cyclical and subject to intense competition and variable demand. Traffic volumes are responsive to economic circumstances and seasonal patterns. Other factors, such as fuel and regulatory costs, can also have a significant impact on the industry. As a result, the Company's financial performance as an airport concessionaire can fluctuate dramatically from one reporting period to the next. If we face severe financial difficulties, we may not be able to pay rent or we may stop operations at the airport.

## Airline Concentration; Effect of Airline Industry Consolidation[2]

The Company's revenues at the Airport depend, in part, on the number of flights at the Airport. Recently different airlines have merged. In 2010, United Airlines merged with Continental Airlines and as of 2011 have gained FAA approval to operate under a single operating certificate as United Airlines. United Airlines, together with Skywest and United Express, was responsible for 45.2% of the Airport's total enplanements and 41.7% of the Airport's total revenue landed weight in Fiscal Year 2014-15. The Airport serves as a hub airport for United Airlines. If United Airlines were to reduce or cease connecting service at the Airport, other airlines may not replace these flights. Although when airlines have reduced or ceased operations at the Airport in the past, other airlines have absorbed the traffic and the Airport did not see any significant adverse effect on its revenues, the possibility of a significant adverse impact remains.

In December 2013, American Airlines and US Airways merged and began operating under a single operating certificate in April 2015. Southwest also acquired AirTran Holdings, Inc., parent company of Air Tran Airways in May 2011. Since November 2014, all flights have been operated as Southwest Airlines. Further airline consolidation remains possible. While prior mergers have had and the Airport Commission expects that

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[1] *See* Airport Commission of the City and County of San Francisco's Annual Continuing Disclosure Report dated January 22, 2016
[2] *See id.*

recent mergers will have little impact on the respective combined airlines' market shares at the Airport, future mergers or alliances among airlines operating at the Airport may result in fewer flights or decreases in gate utilization by one or more airlines. Such decreases could result in reduced revenues for the Company.

## Competition with Other Airports[3]

The Airport competes with Metropolitan Oakland International Airport (the "Oakland Airport") and Norman Y. Mineta San Jose International Airport (the "San Jose Airport") for passengers and cargo traffic. It also competes with Los Angeles International Airport and possibly Seattle-Tacoma airport for International passengers.

On November 4, 2008, the voters of the State approved Proposition 1A, the "Safe, Reliable High-Speed Passenger Train Bond Act" authorizing the issuance of $9.95 billion in bonds to finance construction of high-speed train service linking Southern California, the Sacramento San Joaquin Valley and the San Francisco Bay Area. The regional Metropolitan Transportation Commission retained an aviation-consulting firm to study the impact of high- speed rail on the airports in the San Francisco Bay Area. The consulting firm released a report forecasting that by 2035, the San Jose Airport could lose 12% of its projected passengers, Oakland Airport could lose 9% and the Airport could lose 4% to a high-speed rail system. Construction of the high-speed rail system commenced in the Sacramento San Joaquin Valley in 2014. The Airport Commission cannot predict whether a high-speed rail system will be completed, what areas of the State it would serve, or the effect that any such high-speed rail system would have on passenger traffic at the Airport. Reduced passenger traffic at the Airport may cause a reduction in the Company's concession revenues.

## Airport Security[4]

After the September 11, 2001 terrorist attacks, the Transportation Security Act and FAA directives mandated increased safety and security. In spite of the increased security measures, additional acts of terrorism resulting in disruption to the North American air traffic system, increased passenger and flight delays, and/or reductions in Airport passenger traffic remain possible. If such events occur, the Company's revenue may decrease.

## Worldwide Health Concerns[5]

There is a risk that travel restrictions could be imposed to limit the spread of serious communicable diseases. While the Company does not know of any current outbreaks of serious communicable diseases, past outbreaks have affected passenger traffic at the Airport and future outbreaks are possible.

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[3] *See id.*
[4] *See id.*
[5] *See id.*

In fall 2009, the World Health Organization and the U.S. Department of Health and Human Services (through the Secretary of the Department of Homeland Security), declared public health emergencies as the result of outbreaks of a serious strain of the flu. In spring 2003, there was an outbreak of a serious strain of bird flu in Asia and Canada called "Severe Acute Respiratory Syndrome" or SARS. That, together with the war in Iraq and other factors at about the same time, temporarily reduced passenger activity approximately 14% in the second quarter of Fiscal Year 2002-03, and approximately 7% for the year as a whole.

Future pandemics may lead to a decrease in air traffic, at least temporarily, which in turn could cause a decrease in passenger activity at the Airport and a corresponding decline in the Company's revenues.

## Seismic Risks[6]

The Airport is located in the San Francisco Bay Area, which is a seismically active region, having experienced several major and numerous minor earthquakes. A major earthquake may cause substantial damage to the Airport's facilities, and adversely affect the economy of the Bay Area, which could have a negative impact on the passengers using the Airport and the Company's revenues.

## Climate Change Issues and Possible New and Increased Regulation[7]

Climate change concerns are shaping laws and regulations at the federal and State levels that could have a material adverse effect on airlines operating at the Airport and could also affect ground operations at the Airport, including the Company's concession business.

## Risk of Sea-Level Changes and Flooding[8]

The Airport is adjacent to the San Francisco Bay, which opens onto the Pacific Ocean. Although the Airport has built several barriers to keep water out, it sometimes experiences overtopping of some flood protection features. It may be vulnerable to flooding in the event of sea level rise, climate change, or a major storm. If any such events occur, the Company may suffer a material adverse effect on its airport concessions.

## Risk of not raising adequate capital

The Company must make an initial capital contribution of approximately $303,000 to the Joint Venture. The Company looks to raise the capital required to hire an independent accountant to review its financials in this offering and to raise a significant amount of its capital contribution from this offering, from another Regulation Crowdfunding offering, and/or from a private offering. If the Company falls short on its capital contribution,

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[6] *See id.*
[7] *See id.*
[8] *See id.*

HMSHost may, at its sole discretion, lend the Company capital to make up for the shortfall. The loan shall bear interest at a rate equal to the lesser of (a) eight hundred (800) basis points above one-year LIBOR (as published in the issue of the *Wall Street Journal* on the business day immediately succeeding the contribution or advance date), compounded quarterly, to be reset on the anniversary of the loan, or (b) the maximum rate permitted by law. Because it is not guaranteed that the Company will raise the necessary capital contribution or get a loan from HMSHost, the Company may be deemed in "default" of the Joint Venture's operating agreement. If this occurs, HMSHost may terminate the Joint Venture and the Company will not receive its any cash distributions from the Joint Venture. In addition, the Company notes that any cash distribution it receives from the Joint Venture depends on the Joint Venture's cash flow. Although HMSHost forecasts a positive cash flow, the Company cannot guarantee that the forecast is accurate.

## *Risks related to a Crowdfunding investment*

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.